DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04006158

January 15, 2004

Jeffrey A. Welikson
Vice President and Secretary
Lehman Brothers Holdings Inc.
390 Park Ave., 11th Floor
New York, NY 10022

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-15-2004

Re: Lehman Brothers Holdings Inc.

Dear Mr. Welikson:

This is in regard to your letter dated January 15, 2004 concerning the shareholder proposal submitted by the AFL-CIO Reserve Fund for inclusion in Lehman Brothers' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Lehman Brothers therefore withdraws its December 9, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Grace K. Lee
Special Counsel

cc: William B. Patterson
Director, Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

866085

SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE (212) 455-2502

RECEIVED
2003 DEC 12 PM 12: 04
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

DIRECT DIAL NUMBER
212-455-7572

E-MAIL ADDRESS
cmay@stblaw.com

VIA FEDERAL EXPRESS

December 10, 2003

Re: Requests for No-Action

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Lehman Brothers Holdings Inc. ("Lehman"), enclosed please find three requests for no-action regarding Lehman's intent to exclude stockholder proposals from its proxy materials. The letters were submitted on December 9, 2003 via electronic mail to *cfletters@sec.gov* in compliance with the instructions found at the SEC's web site. Please contact me should you have any questions regarding the enclosed.

Regards,

Chris May

Enclosures

LEHMAN BROTHERS

December 9, 2003

VIA ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Lehman Brothers Holdings Inc. ("Lehman") received a letter dated October 30, 2003 from the AFL-CIO Reserve Fund, presenting a stockholder proposal to be included in Lehman's next proxy statement (the "Proposal"). The Proposal is attached hereto as Exhibit A. Lehman respectfully requests that the staff of the Division (the "Staff") confirm that it will not recommend any enforcement action against Lehman if it omits the Proposal from its proxy materials for the following reasons:

1. The Proposal may be properly omitted from the proxy materials pursuant to Rule 14a-8(i)(3) because it contains materially false and misleading statements.

2. The Proposal may be properly omitted from the proxy materials pursuant to Rule 14a-8(i)(7) because it relates to the conduct of ordinary business operations.

The Proposal

The Proposal requests that Lehman create a committee of independent directors that will provide an annual report to shareholders that discloses certain information relating to political contributions made by Lehman.

The Proposal begins by identifying the following information that should be included in the report to shareholders:

a. Policies for contributions made with corporate funds, political action committees sponsored by Lehman, and employee political contributions solicited by senior executives of Lehman. This shall include, but not be limited to, policies on contributions and donations to federal, state and local political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527;

b. An accounting of Lehman's resources, including property and personnel, contributed or donated to any of the persons and organizations described above;

c. A business rationale for each of Lehman's political contributions described above;

d. Identification of the person or persons in Lehman who participated in making the decisions to contribute or donate.

The Proposal then discusses the lack of a single source of information providing comprehensive disclosure to Lehman's shareholders of political contributions made with corporate funds. The Proposal then states that, according to the Center for Responsive Politics, Lehman contributed $616,995 to major party committees and political dinners in the 2002 election cycle. The Proposal concludes by stating that implementation of the Proposal would help bolster Lehman's integrity and increase its reputation in the capital markets.

Background

Lehman is one of the leading global investment banks, serving institutional, corporate, government and high net-worth individual clients and customers. Lehman's business includes capital raising for clients through securities underwriting and direct placements, corporate finance and strategic advisory services, private equity investments, securities sales and trading, research, and the trading of foreign exchange, derivative products and certain commodities.

Lehman's political contributions are made either directly by Lehman using its corporate funds or through its political action committee, the Action Fund (the "PAC"), which is funded entirely through voluntary employee donations. Political contributions by Lehman using its corporate funds are prohibited under applicable election laws at the federal level and at the state level in 22 states. Accordingly, Lehman's corporate contributions are limited under election law to certain states that permit corporate contributions. Moreover, Lehman's PAC gives exclusively to federal campaigns and committees. Contributions made with Lehman's corporate funds and PAC are further restricted by the Municipal Securities Rulemaking Board (the "MSRB"), which prohibits Lehman and its PAC from making contributions to certain candidates. The PAC is subject to comprehensive federal regulation of its operations by the Federal Election Commission (the "FEC"). Lehman has adopted a comprehensive political contributions policy that ensures its continuing compliance with the regulatory framework.

These regulatory authorities also require that all of the information requested by the Proposal be made publicly available. For example, the regulations of the Federal Election Commission at 11 C.F.R. Sec. 100 et seq. mandate extensive reports by the PAC itemizing its contributions and donations to political candidates and committees. Similarly, Rule G-37 of the MSRB requires disclosure of certain contributions made by Lehman or its PAC. In addition, applicable state and local election laws require recipients of campaign contributions to disclose the amount of political contributions received by them. As such, Lehman's political policies and contributions prohibit many types of contributions and are subject to significant external oversight, which demands a high degree of transparency with respect to Lehman's political contributions.

Rule 14a-8(i)(3) – Violation of Proxy Rules

The Proposal may be excluded pursuant to Rule 14a-8(i)(3) which permits a company to exclude from its proxy materials a shareholder proposal that "is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Proposal states that "[a]ccording to the Center for Responsive Politics, a leading campaign finance watchdog organization, [Lehman] contributed $616,995 to major party committees and political dinners in the 2002 election cycle." The Center for Responsive Politics collects data based, at least in part, on individuals' contributions. In particular, for all contributions in excess of $200 per year, a federal candidate's campaign or committee must report to the FEC the amount of the donation and the identity of the donor and his or her employer. However, the donation is made directly by the individual, with the individual's own funds. Further, the decision of how much to contribute and to what campaign or committee to donate rests solely with the individual. Lehman is not involved in the decision-making process nor does it reimburse the contributions made by individual employees (which would be prohibited under applicable law). Lehman represents that the actual amount of its corporate contributions in 2002 was $95,000 and that the amount of its PAC's contributions was $132,050. Thus, the Proposal is misleading because it incorrectly states that a much more significant amount of Lehman's corporate funds are being used for political contributions than actually are. Consequently, shareholders may be more inclined to vote for adoption of the Proposal than they would if they possessed accurate information. We therefore submit that the Proposal is excludable pursuant to Rule 14a-8(i)(3) because it contains misleading information that effectively prevents shareholders from accurately discerning whether or not an affirmative vote is in their best interests.*

In addition, we submit that the sentence, "Without full transparency, we believe Company executives may be able to inappropriately direct corporate resources for political purposes and make decisions unilaterally without a stated business rationale for such donations" is misleading. As noted, all of the information covered by the Proposal is already publicly disclosed and therefore there is already "full transparency". This sentence, without clarification, would mislead shareholders to believe that Lehman is hiding information from the public when, in fact, that is not the case. We therefore submit that this sentence should be excluded.

Rule 14a-8(i)(7)—Ordinary Business

The Proposal may be excluded pursuant to Rule 14a-8(i)(7), which permits a company to exclude a proposal if it "deals with a matter relating to the company's ordinary business." Rule 14a-8(i)(7) is intended to prevent shareholder oversight of tasks and decisions that are fundamental to management's ability to run its business on a day-to-day basis and to avoid proposals that seek to "micro-manage" a company by probing too deeply into matters regarding which stockholders are generally not in a position to make an informed judgment. See Exchange Act Release No. 40018 (May 21, 1998).

---

* In the event that the Proposal is not excludable in its entirety, Lehman requests that these false and misleading statements be corrected or deleted.

Lehman acknowledges that the Staff has consistently held that shareholder proposals focusing on the general political activities of a company are not excludable under Rule 14a-8(i)(7). See e.g. General Electric Company (February 22, 2000) (a proposal requesting a report that summarizes the company's campaign finance contributions and its policies applied in allocating shareholder funds for political purposes was not excludable because the proposal focused on the company's general political activities rather than its products, services or operations); General Motors Company (March 10, 1989) (a proposal requiring the disclosure to the shareholders of all political contributions made by the company's PAC, the costs of administering the PAC and the corporation's policy on legislation that would reduce the role of political action committees was not excludable because the political activity engaged in by the company sponsored PAC did not relate to specific products or services). Lehman concedes that portions of the Proposal similarly relate to general political activities of Lehman.

However, the Staff has also long held that if any part of a proposal relates to ordinary business operations, then the entire proposal is excludable. See The Warnaco Group, Inc. (March 21, 1999); Chrysler Corporation (February 18, 1998). In Kmart Corporation (March 12, 1999) the Staff found that although the proposal appeared to address matters outside the scope of ordinary business, because one paragraph of the description of matters to be included in the report related to ordinary business operations, the entire proposal was excludable. Here, the Proposal requests identification of the employees of Lehman who participate in the decision-making process for political contributions and donations. The Staff has held that management of the workforce is within a company's ordinary course of business operations. See Exchange Act Release No. 34-40018 (general management of the workforce is so fundamental to management's ability to run a company on a day-to-day basis that shareholder oversight would be impractical). By asking for the identification of particular employees, the Proposal improperly interferes with Lehman's day-to-day operations and its decision-making authority over its workforce. As such, and because it has been the Staff's practice not to permit revisions under Rule 14a-8(i)(7), we submit that the entire Proposal is excludable.

Conclusion

For all the reasons set forth above, it is respectfully submitted that the omission of the Proposal from Lehman's next proxy statement is proper. We respectfully request your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted.

In accordance with Rule 14a-8(j), Lehman is simultaneously sending a copy of this letter and all attachments to the AFL-CIO Reserve Fund. A copy of this letter has been e-mailed to *cfletters@sec.gov* in compliance with the instructions found at the Commission's web site and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

If you have any questions, require further information, or wish to discuss this matter, please call me at (212) 526-0546.

Very truly yours,

LEHMAN BROTHERS HOLDINGS INC.

By: Jeffrey A. Welikson
Name: Jeffrey A. Welikson
Title: Vice President and Secretary

cc. Dieter Waizenegger
(AFL-CIO Reserve Fund)
Andrew Keller
(Simpson Thacher & Bartlett LLP)

Resolved, that the shareholders of Lehman Brothers Holdings Inc. (the "Company") urge the Board of Directors to create a committee of independent directors that shall provide, as part of a regular review, an annual report to shareholders containing the following information:

a. Policies for contributions made with corporate funds, political action committees sponsored by the Company, and employee political contributions solicited by senior executives of the Company. This shall include, but not be limited to, policies on contributions and donations to federal, state and local political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527;
b. An accounting of the Company's resources, including property and personnel, contributed or donated to any of the persons and organizations described above;
c. A business rationale for each of the Company's political contributions or donations; and
d. Identification of the person or persons in the Company who participated in making the decisions to contribute or donate.

Statement of Support

As shareholders, we support policies that apply transparency and accountability to corporate political giving. A report by a committee of independent directors as described above would increase shareholder confidence in our Company's utilization of resources for political purposes.

There is currently no single source of information providing comprehensive disclosure to the Company's shareholders on political contributions made with corporate funds. Without full transparency, we believe Company executives may be able to inappropriately direct corporate resources for political purposes and make decisions unilaterally without a stated business rationale for such donations.

The result is that shareholders are unaware of how and why the Company chooses to make corporate contributions and the political ends being furthered by the gift of corporate funds. Company officials may, in fact, be funding groups and candidates whose agendas are not in the best interest of the Company and its shareholders.

According to the Center for Responsive Politics, a leading campaign finance watchdog organization, our Company contributed $616,995 to major party committees and political dinners in the 2002 election cycle. However, shareholders do not know whether that is the full extent of the utilization of our Company's resources for political purposes.

In our view absent a system of accountability, corporate executives will be free to use the Company's assets in ways that could pose reputational and legal risks for the company. To ensure that such practices are in the best interest of our Company and its shareholders, the Board of Directors should create a committee of independent directors that can monitor and provide annual disclosure of our Company's political contribution policies and practices. Such a committee will help bolster our Company's integrity and increase its reputation in the capital markets.

For these reasons, we urge a vote FOR this resolution.

JAMES & HOFFMAN

A Professional Corporation
1101 17TH STREET, N.W., SUITE 510
WASHINGTON, D.C. 20036-4704

(202) 496-0500
Facsimile: 202-496-0555
www.jamhoff.com

Edgar N. James — ejames@jamhoff.com
Steven K. Hoffman — skhoffman@jamhoff.com
Judith A. Scott — scottj@seiu.org
Kathy L. Krieger — klkrieger@jamhoff.com
David P. Dean — dpdean@jamhoff.com
Marie Chopra — mchopra@jamhoff.com
Cora L. Ganzglass — clganzglass@jamhoff.com
Sean G. Bajkowski* — sgbajkowski@jamhoff.com

Of Counsel:
Mary Joyce Carlson* — mjcarlson@jamhoff.com
Martha Walfoort — mwalfoort@jamhoff.com
Christy L. Hoffman — choffman@jamhoff.com

* Not Admitted in DC

December 29, 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Request by Lehman Brothers Holdings, Inc. to omit a shareholder proposal submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), we are writing in response to the December 9, 2003 letter ("No-Action Request") from Lehman Brothers Holdings, Inc. (the "Company"). That letter states the Company's intention to omit from its proxy materials the non-binding shareholder proposal (the "Proposal") submitted by the Fund, which urges the "Board of Directors (the "Board") to create a committee of independent directors to provide, as part of a regular review, an annual report to shareholders on the Company's policies and practices with respect to Company political contributions, Company-sponsored political action committees, and Company senior executives' solicitation of employee political contributions.

The Company contends that it may exclude the Proposal under Rule 14a-8(i)(3) because two sentences in the supporting statement allegedly contain materially false and misleading statements. The Company further contends that it may exclude the Proposal under Rule 14a-8(i)(7) because one of the items of information to be covered in the proposed annual report allegedly relates to the Company's ordinary business operations.

The Fund vigorously disputes both of these contentions and is prepared to present its arguments to the Agency demonstrating that the Company's No-Action Request is unfounded. However, it is our understanding that the parties are now in the process of pursuing a serious and constructive dialogue with respect to the Fund's proposal, and it is the Fund's hope that any differences can be resolved without the need for further administrative proceedings or litigation.

Accordingly, in the interest of administrative economy and the avoidance of unnecessary legal expense, we respectfully ask that the Fund's substantive response in opposition to the Company's No-Action Letter be deferred pending the outcome of discussions between the parties, and that the Agency defer consideration of this matter until the Fund has submitted such subsequent response or the Agency has been notified of an alternative resolution by the parties.

We appreciate your cooperation and courtesy in this matter.

Sincerely,

Kathy L. Krieger

cc: Jeffrey A. Welikson and Karen Corrigan (Lehman Bros.)
Dieter Waizenegger (AFL-CIO Reserve Fund)

LEHMAN BROTHERS

Facsimile

TO	Grace Lee	FROM	Jeffrey Welikson
COMPANY	Securities and Exchange Commission	RE	
TELEPHONE		TELEPHONE	+1 212 526 0546
FACSIMILE	202-942-9525	FACSIMILE	646-758-2651
DATE	January 15, 2004	NO. OF PAGES INCLUDING COVER SHEET	3

MESSAGE ☒ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ CONFIDENTIAL

cc: Dieter Waizenegger
Corporate Affairs
AFL-CIO Reserve Fund
Andy Keller
Simpson Thacher

LEHMAN BROTHERS INC.
399 PARK AVE 11TH FLOOR
NEW YORK, NY 10022
TEL +1 212 526 0546 FAX 646-758-2651

LEHMAN BROTHERS

VIA FAX – (202) 942-9525

January 15, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Ms. Grace Lee

Dear Ms. Lee:

By letter dated December 9, 2003, Lehman Brothers Holdings Inc. ("Lehman") requested that the Staff of the Securities and Exchange Commission not recommend enforcement action if Lehman excludes from its proxy materials a stockholder proposal (the "Proposal") submitted by the AFL-CIO Reserve Fund (the "AFL-CIO").

As reflected in the correspondence attached as Exhibit A, the AFL-CIO voluntarily withdrew the Proposal on January 13, 2004. Accordingly, Lehman hereby withdraws its no action request.

Lehman is simultaneously sending a copy of this letter and all attachments to the AFL-CIO. A copy of this letter has been e-mailed to *cfletters@sec.gov* in compliance with the instructions found at the Securities and Exchange Commission's web site.

If you have any questions, require further information, or wish to discuss this matter, please call me at (212) 526-0546.

Very truly yours,

LEHMAN BROTHERS HOLDINGS INC.

By: Jeffrey A. Welikson
Name: Jeffrey A. Welikson
Title: Vice President and Secretary

cc: Dieter Waizenegger
(AFL-CIO Reserve Fund)
Andrew Keller
(Simpson Thacher & Bartlett LLP)

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

January 13, 2004

By Facsimile (646) 758-2655 and UPS Next Day Air

Jeffrey A. Welikson
Vice President and Secretary
Lehman Brothers Holdings Inc.
399 Park Avenue 11th Floor
New York, NY 10022

Dear Mr. Welikson:

On behalf of the AFL-CIO Reserve Fund, I write to withdraw the previously submitted shareholder proposal urging the creation of a committee of independent directors that will provide an annual report to shareholders that discloses certain information relating to political contributions made by Lehman Brothers.

Thank you for your sending us the Lehman Brothers Political Contributions Policy. We will contact you to schedule a meeting in New York City as a beginning of our on-going dialogue. If you have any questions, please contact Dieter Waizenegger at (202) 637-3900.

Sincerely,

William B. Patterson
Director, Office of Investment